Platform Specialty Products Corporation
1450 Centrepark Boulevard, Suite 210
West Palm Beach, Florida 33401

May 4, 2015

VIA EDGAR

Asia Timmons-Pierce
Staff Attorney
Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Platform Specialty Products Corporation Registration Statement on Form S-3, as amended (File No. 333-202287) (the “Registration Statement”)

Dear Ms. Timmons-Pierce:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Platform Specialty Products Corporation (the “Company”) hereby requests that the effective date of the above referenced Registration Statement be accelerated so that it will become effective at 5:00 p.m. on May 6, 2015, or as soon thereafter as practicable.

The Company acknowledges that:

(a)
should the Securities and Exchange Commission (the “Commission”) or the staff, acting, pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from  its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By: _/s/ Frank J. Monteiro___
Name:  Frank J. Monteiro
Title:  Chief Financial Officer